UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

                             Exicure, Inc.
(Name of Issuer)

                   Common Stock, $0.0001 Par Value
(Title of Class of Securities)

                                       30205M101
(CUSIP Number)

Catherine Cheung
Tybourne Capital Management (HK) Limited
30/F, AIA Central
1 Connaught Road Central
Hong Kong, K3
Tel. No.: 852-3983-6800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                       May 9, 2022
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Tybourne Capital Management (HK) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,856,310 (see Item 5 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,856,310 (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,856,310 (see Item 5 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.77% (see Item 5 below)
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Tybourne Capital Management Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,856,310 (see Item 5 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,856,310 (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,856,310 (see Item 5 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.77% (see Item 5 below)
14	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. Tybourne Kesari Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): Cayman Islands
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,856,310 (see Item 5 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,856,310 (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,856,310 (see Item 5 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.77% (see Item 5 below)
14	Type of Reporting Person (See Instructions) HC

1	Names of Reporting Persons. Viswanathan Krishnan
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,856,310 (see Item 5 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,856,310 (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,856,310 (see Item 5 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.77% (see Item 5 below)
14	Type of Reporting Person (See Instructions) HC, IN

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (the “Amendment”) relates to Common Stock, $0.0001 par value per share (“Common Stock”) of Exicure, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive officer of the Issuer is 2430 N. Halsted Ste., Chicago, IL 60614

This Amendment is being filed to amend and supplement Items 4 and 5 of the Schedule 13D as set forth below.

Item 4 is hereby amended as follows:

Bosun Hau, who serves as a Managing Director and Co-Head of Private Equity of Tybourne Capital Management (HK) Limited, no longer serve as a Director of the Issuer.

Item 5 is hereby amended as follows:

(a) and (b) See Items 7-13 of the cover pages.

The percentage calculations herein are based upon the statement in the Issuer’s proxy statement, as filed with the Securities and Exchange Commission on April 12, 2022, that there were 122,792,877 shares of Common Stock outstanding as of April 7, 2022.

(c) The Reporting Persons did not effect any transactions in shares of the Issuer’s Common Stock during the sixty day period prior to the filing of this Schedule 13D, except as follows:

Transaction	Date	No. of Shares	Price/Share
Open market sale	5/5/22	551,567	$0.1346
Open market sale	5/6/22	332,419	$0.1227
Open market sale	5/6/22	100,000	$0.1262
Open market sale	5/9/22	484,704	$0.1070

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Common Stock as of May 9, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 11, 2022

TYBOURNE CAPITAL MANAGEMENT (HK) LIMITED

By: /s/ Catherine Cheung
Catherine Cheung, Chief Operating Officer

TYBOURNE CAPITAL MANAGEMENT LIMITED

By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

TYBOURNE KESARI LIMITED

By: /s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

/s/ Viswanathan Krishnan